l:\secfiles\11-k\1995\sat_2_95\pcsp_non.doc18

               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, DC 20549-1004
                                  FORM 11-K

 X  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
- ---
    ACT OF 1934

For the fiscal year ended December 31, 1995
                          -----------------

                  OR

    TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
- ---
    ACT OF 1934

For the transition period from                       to
                               ---------------------    ---------------------

Commission file number 33-43747
                       --------




                     SATURN PERSONAL CHOICES SAVINGS PLAN
                         FOR NON-REPRESENTED MEMBERS
                       -------------------------------
                           (Full title of the plan)


                          General Motors Corporation
               767 Fifth Avenue, New York, New York 10153-0075
             3044 West Grand Blvd., Detroit, Michigan 48202-3091
             ---------------------------------------------------
              (Name of issuer of the securities held pursuant to
                  the plan and the address of its principal
                              executive offices)



Registrant's telephone number, including area code (313)-556-5000


    Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:





                                          James H. Humphrey
                                          Chief Accounting Officer
                                          General Motors Corporation
                                          3044 West Grand Blvd.
                                          Detroit, Michigan 48202-3091

FINANCIAL STATEMENTS AND EXHIBIT
- --------------------------------

(a)   FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES                 Page No.
      -----------------------------------------------                 --------

      Saturn Personal Choices Savings Plan for Non-Represented Members:
        Independent Auditors' Report. . . . . . . . . . . . . . . . .      3
        Statements of Net Assets Available for Benefits, as of
          December 31, 1995 and 1994. . . . . . . . . . . . . . . . .      4
        Statements of Changes in Net Assets Available for Benefits
          for the Years Ended December 31, 1995 and 1994. . . . . . .      5
        Notes to Financial Statements . . . . . . . . . . . . . . . .      6
        Supplemental schedules:
          Line 27a-Schedule of Assets Held for Investment Purposes,
            as of December 31, 1995 . . . . . . . . . . . . . . . . .      16
          Line 27d-Schedule of Reportable Transactions for the
            Year Ended December 31, 1995. . . . . . . . . . . . . . .      17
        Supplemental schedules not listed above are omitted because of the absence of the conditions under which they are required.

(b)   EXHIBIT
      -------

      Exhibit 23 - Independent Auditors' Consent  . . . . . . . . . .      19





                                  SIGNATURE


      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the President's Council of General Motors Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                         Saturn Personal Choices Savings
                                         Plan for Non-Represented Members
                                         --------------------------------
                                                    (Name of plan)



Date  June 28, 1996              By:
      -------------
                                         /s/John F. Smith, Jr.
                                         ------------------------------
                                         (John F. Smith, Jr., Chairman
                                           President's Council)

INDEPENDENT AUDITORS' REPORT
- ----------------------------

Saturn Personal Choices Savings Plan
for Non-Represented Members:

We have audited the accompanying statements of net assets available for benefits of the Saturn Personal Choices Savings Plan for Non-Represented Members (the "Plan") as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of December 31, 1995 and (2) reportable transactions for the year ended December 31, 1995 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental shedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audits of the basic 1995 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP


Nashville, Tennessee
June 7, 1996

                     SATURN PERSONAL CHOICES SAVINGS PLAN
                         FOR NON-REPRESENTED MEMBERS

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENFITS
                       AS OF DECEMBER 31, 1995 AND 1994


                                                 1995                1994
ASSETS:
Investments, at fair value:
   Value of interest in General Motors
     Savings Plans Master Trust              $34,004,854       $         -
   General Motors Common Stock:
     $1-2/3 par value                                  -        13,054,116
     Class E, $0.10 par value                          -         4,513,975
     Class H, $0.10 par value                          -           863,889
   Equity Index Fund                                   -         3,662,062
   Fixed Income Fund                             769,022                 -
   Mutual Funds                                5,715,718                 -
   Loans to participants                       1,195,211           760,786

Investments, at contract value:
   Investment contracts stated at cost
     plus accumulated interest                 6,350,314         4,943,502

Receivables
   Contributions                               1,197,538            86,680
   Securities sold, not settled                        -           108,198

Accrued investment income                         49,754                 -

Cash and temporary investments                         -         1,957,041
                                              ----------        ----------

        Total assets                          49,282,411        29,950,249

LIABILITIES:
   Due to brokers for securities purchased,
     not settled                                  16,107         2,032,286
                                              ----------        ----------

NET ASSETS AVAILABLE FOR BENEFITS            $49,266,304       $27,917,963
                                              ==========        ==========



Reference should be made to the Notes to Financial Statements.

                     SATURN PERSONAL CHOICES SAVINGS PLAN
                         FOR NON-REPRESENTED MEMBERS

          STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENFITS
                FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994


                                                 1995                1994


ADDITIONS:
   Investment income:
     Net appreciation (depreciation) in
      fair value of investments                 $124,553        $(1,802,595)
     Dividends                                   232,740            225,400
     Interest                                    531,380            351,872
     Net investment income from the General
      Motors Savings Plans Master Trust        7,792,890                  -
                                              ----------         ----------

        Total investment income (loss)         8,681,563         (1,225,323)

   Interest on loans                              61,661             33,183

   Contributions:
     Employer                                  1,890,037          1,061,598
     Participants                             11,932,524         10,202,220
                                              ----------         ----------

        Total contributions                   13,822,561         11,263,818
                                              ----------         ----------

     Total additions                          22,565,785         10,071,678

DEDUCTIONS:
   Benefits paid to participants               1,207,976            662,325
   Forfeitures                                     9,468              9,443
                                              ----------         ----------

        Total deductions                       1,217,444            671,768

NET INCREASE                                  21,348,341          9,399,910

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                          27,917,963         18,518,053
                                              ----------         ----------

   End of year                               $49,266,304        $27,917,963
                                              ==========         ==========




Reference should be made to the Notes to Financial Statements.

                     SATURN PERSONAL CHOICES SAVINGS PLAN
                         FOR NON-REPRESENTED MEMBERS

                        NOTES TO FINANCIAL STATEMENTS

A.  PLAN DESCRIPTION

Saturn Corporation ("Saturn"), a wholly-owned subsidiary of General Motors Corporation ("Corporation"), established a defined contribution plan, the Saturn Personal Choices Savings Plan for Non-Represented Employees (the "Plan"), on January 1, 1992. Effective January 1, 1993, the name of the Plan was changed to Saturn Personal Choices Savings Plan for Non-Represented Members. The Finance Committee of the Corporation's Board of Directors acts as the Plan fiduciary and, along with various officers, employees and committees with authority delegated by the Plan fiduciary, controls and manages the operation and administration of the Plan subject to the provisions of the Participant Retirement Income Security Act of 1974, as amended ("ERISA"). Assets of the Plan are held by various investment managers under the direction of a Trustee. The Plan provides eligible non-represented members with tax-deferred and after-tax voluntary savings opportunities. Participant savings are matched, in part, by Saturn contributions credited to the Plan. The following brief description of the Plan is provided for general information purposes only. Refer to the "Complete Text" of the Plan for a comprehensive description.

    Participation
    Eligibility in the Plan is restricted to regular employees of Saturn compensated fully or partly by salary who are not represented by the United Auto Workers ("UAW") or other labor organizations. Employees who are classified as temporary, contract or leased employees are not eligible to participate. Eligible employees may participate in the Plan and accumulate savings as of the first day of employment. Employees on approved disability leaves of absence, or certain special leaves of absence, remain eligible to accumulate savings for a period of one year while on such leaves.

    Participant Contributions
    Participants may elect to contribute to the Plan in several ways:

    o Beginning in October 1994, participants may contribute up to 20% of Eligible Monthly Salary, previously 15%, on an after-tax basis whereby the contributions are included in the participant's taxable income in the period of contribution ("After-Tax Savings").

    o Beginning in October 1994, participants may contribute up to 20% of Eligible Monthly Salary, previously 15%, or $9,240 for the years ended 1995 and 1994, whichever is less, on a tax-deferred basis whereby the contributions are excluded from the participant's taxable income until such amounts are distributed to the participant from the Plan ("Tax-Deferred Savings").

    o Participants may elect to combine the above contribution methods, provided the contribution limitations noted above are not exceeded.

    o Participants who have transferred to Saturn from another unit of the Corporation are allowed to transfer assets into the Plan from the General Motors Corporation Savings-Stock Purchase Program Trust. Transfers in process relating thereto were $1,197,538 and $86,680 at December 31, 1995 and 1994, respectively.

    o Newly hired Employees are permitted to make a rollover contribution equal to the taxable portion of cash proceeds received from a previous employer's qualified savings plan ("Rollover Contributions").

                     SATURN PERSONAL CHOICES SAVINGS PLAN
                         FOR NON-REPRESENTED MEMBERS

                  NOTES TO FINANCIAL STATEMENTS - Continued

    Saturn Matching Contributions
    Saturn currently matches Participant Savings up to 50% of Basic Savings (from January 1, 1995 to June 30, 1995, the Saturn match was 25%). A participant's "Basic Savings" are defined as savings which do not exceed 6% of Eligible Monthly Salary. Basic Savings excludes any Rollover Savings amounts.

Description of Investment Options:

    General Motors Corporation Common Stock $1-2/3 Par Value, Class E $0.10 Par Value, Class H $0.10 Par Value - Under these options, participant's contributions are invested in the respective classes of common stock. The return on each participant's investment is determined by the market price of the common stock and by the amount of any dividends paid thereon.

    Each participant directs the Trustee how to vote common stock shares allocated to his or her account. The Trustee will not exercise voting rights with respect to those shares for which a direction has not been received by the required deadline.

    As of January 1, 1995, assets invested in each of the classes of common stock ($1-2/3 par value, Class H and Class E) were expressed in terms of units rather than shares of stock as previously expressed. Each unit represents a proportionate interest in all of the assets of the particular class of common stock. The number of units credited to each participant's account will be determined by the amount of the participant's contributions and the purchase price of a unit in the respective class of common stock.

    Equity Index Fund - Under this option, participant contributions are invested in a portfolio of common stocks managed by an investment manager. The investment manager maintains a portfolio which is designed to match the performance of the Standard and Poor's 500 Index. This Index is a broad-based index of large companies which operate in a wide variety of industries and market sectors and which represent over two-thirds of the market capitalization of all publicly traded common stocks in the United States.

    Balanced Fund - Under this option, initially made available to Plan participants on January 1, 1995, contributions are invested in equity and fixed income investments selected from opportunities available in the entire global capital market, including large and small capitalization common stocks, investment and non-investment grade bonds, convertible securities, real estate, emerging market investments, and venture capital, and may be issued by U.S. and non-U.S. issuers.

    From time to time, investment managers may use derivative financial instruments including forward exchange contracts and futures contracts. Derivative instruments are used to mitigate exposure to foreign exchange rate and interest rate fluctuations as well as manage the investment mix in the portfolio. The Plan's interest in funds which utilized such financial instruments is not considered significant to the Plan's financial statements.

    Effective January 1, 1995, the above three options were included under the General Motors Savings Plans Master Trust. (See Note F.)

    Income Fund - Under this option, funds are invested in investment contracts issued by insurance companies. The issuing companies have agreed to provide this fund with a net fixed or floating contract interest rate that is to be earned over a specified period and payment of principal and interest upon participant initiated withdrawals and/or transfers of assets.
                                    - 7 -

                     SATURN PERSONAL CHOICES SAVINGS PLAN
                         FOR NON-REPRESENTED MEMBERS

                  NOTES TO FINANCIAL STATEMENTS - Continued

    As of December 31, 1995 and 1994, the annual rates of return, contract periods, fund managers, and contract value of the investment contracts were as follows:

 Year    Annual
  of     Rate
Contri-  of       Maturity            Fund             Investment Contracts
bution   Return     Date             Manager            1995          1994
- ------  ------  ---------------  ----------------    ----------    ----------
 1995    6.00%  June 1, 2001     John Hancock       $1,079,168    $         -
 1995    6.00%  Dec. 31, 2000    John Hancock        1,446,083              -
 1995    7.10%  Dec. 31, 1999    Metropolitan Life   3,050,842              -
 1994    5.87%  Dec. 31, 1995    Metropolitan Life           -      3,138,195
 1993    6.23%  Dec. 31, 1997    Principal Mutual      521,108      1,258,845
 1992    7.27%  Dec. 31, 1997    Provident National    253,113        546,462
                                                    ----------     ----------
                                                    $6,350,314     $4,943,502
                                                    ==========     ==========

    The contract value of the investment contracts approximates their fair value. The average yield on the investment contracts for the years ended December 31, 1995 and 1994 was 6.60% and 6.12%, respectively.

    In 1995, investments were also made in short-term U.S. Government debt obligations and cash. At December 31, 1995, the fair value of such investments, considered as the Fixed Income Fund, was $769,022.

    Mutual Funds - This option, initially made available to participants on January 1, 1995, is comprised of four core option mutual funds and thirty-one self directed account mutual funds managed by Fidelity Investments. (See Note C.) The core option mutual funds are Fidelity Magellan, Puritan, Contrafund and Asset Manager. Each fund has a different objective and investment strategy. To pursue their objectives, the fund managers invest in a wide variety of investments. Complete information about each fund's objectives and investments is contained in that fund's prospectus.

Vesting
Employee contributions vest immediately. Saturn matching contributions and earnings thereon vest fully upon the attainment of 5 years of credited service, death, total and permanent disability or retirement.

Distributions
Employees may withdraw their Tax-Deferred Savings after they reach age 59-1/2 or prior to age 59-1/2 for Financial Hardship, as defined in the Plan's "Complete Text". After-Tax Savings, vested Saturn matched contributions and related earnings may be withdrawn any time upon participant request. Upon termination of employment, a final distribution of assets is made unless termination is by retirement, or the participant's account balance exceeds $3,500. In those instances, distribution may be deferred until April 1 of the year after the participant reaches the age of 70-1/2.

There were no distributions payable to participants included in net assets available for benefits as of December 31, 1995 and 1994.

Transfers
Participants may transfer assets between Investment Options at any time, with certain limitations.






                                    - 8 -

                     SATURN PERSONAL CHOICES SAVINGS PLAN
                         FOR NON-REPRESENTED MEMBERS

                  NOTES TO FINANCIAL STATEMENTS - Continued

Loans
Participants may borrow once per calendar year from both their Tax-Deferred and After-Tax Savings assets. The amount and term of the loans are limited under the Plan. Interest is charged at a rate equal to the prevailing prime lending rate. Interest paid on the loans is credited back to the borrowing participant's account in the Plan. No earnings will accrue to the assets liquidated for the loan. At December 31, 1995 and 1994 loans to participants were $1,195,211 and $760,786, respectively.

Termination of the Plan
Although it has not expressed any intent to do so, Saturn has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

B.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies followed in the preparation of the accompanying financial statements are as follows:

    o  Investments are stated as follows:
       - Value of Interest in General Motors Savings Plans Master Trust - at estimated market prices of the assets in the Master Trust as determined by the investment manager.
       - Investment Contacts - at contract value, which consists of cost plus accumulated interest.
       - Fixed Income Fund - at estimated market prices of the assets in the Fund as determined by the investment manager.
       -  Mutual Funds - at quoted market value.

    o General Motors Corporation Common Stocks acquired by the Trustee for purposes of the Plan may be obtained by purchases on the open market or from the Corporation by subscription or purchase. Such stock acquired by the Trustee on the open market is credited to the participants' accounts at the average per share cost of such purchases (excluding brokerage commissions, transfer taxes, etc.) made for each month. Stock obtained by the Trustee directly from the Corporation is credited to participants' accounts either at the average per share cost to the Trustee of the open market purchases of the stock acquired for a particular month or, in those months in which the Trustee acquires no stock on the open market, at the average of the daily mean high and low market prices of the stock as reported on the Composite Tape of Transactions for such month.

    o Securities transactions are recorded on the date the trades are executed.

    o Net appreciation (depreciation) in value of investments held, sold, or distributed represents the change in the market value of the Plan's investments during the year.

    o  Investment income is recognized as earned.

    o  Certain costs of Plan administration are paid by Saturn.

    o The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may differ from those estimates.

    o Certain prior period amounts have been reclassified to conform to the current year's presentation.

                                    - 9 -
                     SATURN PERSONAL CHOICES SAVINGS PLAN
                         FOR NON-REPRESENTED MEMBERS

                  NOTES TO FINANCIAL STATEMENTS - Continued

C.  INVESTMENTS

The table below details the investment managers, the investment types and the carrying value of investments as of December 31, 1995 and 1994.

Investment Manager            Investment Type               1995       1994
- ------------------   ---------------------------------  ----------- ----------
State Street Bank    Value of Interest in General
   and Trust          Motors Savings Plans Master
                      Trust                           $34,004,854* $         -

NationsBank          GM Common Stock, $1-2/3 par value          -   13,054,116*

NationsBank          GM Class E Stock, $0.10 par value          -    4,513,975*

NationsBank          GM Class H Stock, $0.10 par value          -      863,889

State Street Bank
   and Trust         Fixed Income Fund                    769,022            -

Fidelity             Magellan                           1,763,174            -
Fidelity             Puritan                              547,424            -
Fidelity             Contrafund                         1,294,796            -
Fidelity             Asset Manager                        277,983            -
Fidelity             Self Directed Accounts             1,832,341            -
                                                       ----------   ----------
           Total mutual funds                           5,715,718            -

State Street Bank
   and Trust         Equity Index Fund                          -    3,662,062*

Loans to
   Participants      6% to 9%                           1,195,211      760,786

Metropolitan Life    Investment Contract, 5.87%                 -    3,138,195*

Provident National
   Assurance         Investment Contract, 7.27%           253,113      546,462

Principal Mutual     Investment Contract, 6.23%           521,108    1,258,845

John Hancock         Investment Contract, 6.00%         1,079,168            -

John Hancock         Investment Contract, 6.00%         1,446,083            -

Metropolitan Life    Investment Contract, 7.10%         3,050,842*           -
                                                       ----------   ----------
           Total Guaranteed Investment Contracts        6,350,314    4,943,502
                                                       ----------   ----------

     TOTAL                                            $48,035,119  $27,798,330
                                                       ==========   ==========
*Represents 5% or more of Plan assets.

D.  SHARE AND UNIT VALUES

As of January 1, 1995 all assets invested in the Plan are expressed in terms of units. The number of units credited to each participant's account will be determined by the amount of deferred savings and the current value of each unit in the fund. The value of each participant's account is determined each business day by the number of units to the participant's credit, multiplied by the current unit value. The following summarizes the Plan's number of units and the value of each unit by fund as at:

                     SATURN PERSONAL CHOICES SAVINGS PLAN
                         FOR NON-REPRESENTED MEMBERS

                  NOTES TO FINANCIAL STATEMENTS - Continued


                                      December 31,          September 30,
                                  Number of Value of    Number of   Value of
                                    Units   Each Unit    Shares    Each Share
Fiscal Year 1995
GM $1-2/3 par value Common
    Stock Fund                     148,043  $126.370      143,039   $111.620
GM Class H Common Stock Fund        12,334   139.410       11,973    117.200
GM Class E Common Stock Fund        55,559   134.710       51,092    118.110
Income Fund                        665,358    10.710      678,095     10.527
Equity Index Fund                  422,275    13.760      389,621     12.980
Balanced Fund                       22,758    12.410       11,527     11.850
Fidelity Magellan Fund              20,507    85.980       14,048     92.370
Fidelity Puritan Fund               32,182    17.010       22,106     16.780
Fidelity Contrafund                 34,356    38.020       22,757     40.610
Fidelity Asset Manager              17,538    15.850       11,014     15.470


                                        June 30,             March 31,
                                  Number of Value of    Number of   Value of
                                    Units   Each Unit    Shares    Each Share
Fiscal Year 1995
GM $1-2/3 par value Common
    Stock Fund                     140,157  $110.810      139,899   $104.110
GM Class H Common Stock Fund        10,978   112.660        9,341    116.920
GM Class E Common Stock Fund        46,893   112.570       47,832    100.630
Income Fund                        569,976    10.353      503,430     10.182
Equity Index Fund                  370,174    12.020      367,639     10.970
Balanced Fund                        9,568    11.220        1,878     10.560
Fidelity Magellan Fund               5,953    83.500        1,950     72.440
Fidelity Puritan Fund               14,857    16.150        4,006     15.420
Fidelity Contrafund                 11,965    36.560        4,668     32.120
Fidelity Asset Manager               7,575    14.800        4,853     14.060


                                      December 31,          September 30,
                                  Number of Value of    Number of   Value of
                                    Units   Each Unit    Shares    Each Share
Fiscal Year 1994
Diversified U.S. Government
    Securities                           -   $     -        4,233   $112.590
General Motors Corporation Common
    Stock, $1-2/3 par value        311,033    42.125      213,763     46.875
    GM Class E, $0.10 par value    119,193    38.875      108,786     38.000
    GM Class H, $0.10 par value     24,771    34.875       23,190     37.375
Income Fund                         40,523   122.122       30,454    120.237
Equity Index Fund                   29,655   121.548       28,395    121.391


                                        June 30,             March 31,
                                  Number of Value of    Number of   Value of
                                    Units   Each Unit    Shares    Each Share
Fiscal Year 1994
Diversified U.S. Government
    Securities                       3,916  $112.710        3,658   $112.590
General Motors Corporation Common
    Stock, $1-2/3 par value        191,862    50.250      173,256     53.875
    GM Class E, $0.10 par value    101,802    34.875       92,505     34.250
    GM Class H, $0.10 par value     20,364    35.875       18,022     33.000
Income Fund                         26,690   118.400       25,832    116.610
Equity Index Fund                   26,126   115.857       23,914    115.314


                                    - 11 -

                     SATURN PERSONAL CHOICES SAVINGS PLAN
                         FOR NON-REPRESENTED MEMBERS

                  NOTES TO FINANCIAL STATEMENTS - Continued

E.  FUND INFORMATION

Contributions, investment income and distributions to participants by fund are as follows for the years ended December 31, 1995 and 1994:

                                                    1995              1994
Participant Contributions:

GM $1-2/3 par value Common Stock Fund          $4,339,527        $4,147,205
GM Class H Common Stock Fund                      466,668         1,589,532
GM Class E Common Stock Fund                    1,557,413           416,841
Income Fund                                     2,037,384         2,382,336
Equity Index Fund                               1,200,942         1,475,038
Diversified U.S. Government Securities                  -           191,268
Balanced Fund                                      72,319                 -
Fidelity Magellan Fund                            627,826                 -
Fidelity Puritan Fund                             309,619                 -
Fidelity Contrafund                               557,848                 -
Fidelity Asset Manager                            168,275                 -
Self-Directed Accounts                            594,703                 -
                                               ----------        ----------
                                              $11,932,524       $10,202,220
                                               ==========        ==========

                                                    1995              1994
Employer Contributions:

GM $1-2/3 par value Common Stock Fund          $1,890,037        $1,061,598

Investment Income (Loss):

GM $1-2/3 par value Common Stock Fund          $4,070,131       $(2,389,401)
GM Class H. Common Stock Fund                     451,717           944,839
GM Class E. Common Stock Fund                   1,819,152           (58,271)
Income Fund                                       409,759           227,813
Equity Index Fund                               1,434,923            52,454
Diversified U.S. Government Securities               -               (2,757)
Balanced Fund                                      16,966                 -
Fidelity Magellan Fund                            126,006                 -
Fidelity Puritan Fund                              45,560                 -
Fidelity Contrafund                               139,849                 -
Fidelity Asset Manager                             22,926                 -
Self-Directed Accounts                            144,574                 -
                                               ----------        ----------
                                               $8,681,563       $(1,225,323)
                                               ==========        ==========

                                                    1995              1994
Benefits Paid to Participants:

GM $1-2/3 par value Common Stock Fund            $461,283          $281,771
GM Class H Common Stock Fund                      193,213           106,803
GM Class E Common Stock Fund                       51,136            15,877
Income Fund                                       207,603           122,757
Equity Index Fund                                 199,738           107,703
Diversified U.S. Government Securities                  -            27,414
Balanced Fund                                         243                 -
Fidelity Magellan Fund                             34,710                 -
Fidelity Puritan Fund                              10,239                 -
Fidelity Contrafund                                41,381                 -
Fidelity Asset Manager                              3,999                 -
Self-Directed Accounts                              4,431                 -
                                               ----------        ----------
                                               $1,207,976          $662,325
                                               ==========        ==========
                                    - 12 -

                     SATURN PERSONAL CHOICES SAVINGS PLAN
                         FOR NON-REPRESENTED MEMBERS

                  NOTES TO FINANCIAL STATEMENTS - Continued

Interfund Trust Transfers

                                                    1995              1994

GM $1-2/3 par value Common Stock Fund         $(3,545,395)       $1,510,995
GM Class H Common Stock Fund                      209,051           (32,930)
GM Class E Common Stock Fund                     (130,318)         (509,825)
Income Fund                                       (32,064)          (37,875)
Equity Index Fund                                (126,056)         (364,495)
Diversified U.S. Government Securities             -               (565,870)
Balanced Fund                                     203,329                 -
Fidelity Magellan Fund                          1,153,547                 -
Fidelity Puritan Fund                             280,424                 -
Fidelity Contrafund                               760,860                 -
Fidelity Asset Manager                            129,478                 -
Self-Directed Accounts                          1,097,144                 -
                                               ----------        ----------
                                               $        -        $        -
                                               ==========        ==========

F.  THE MASTER TRUST

As of December 21, 1994, the Corporation established the General Motors Savings Plans Master Trust (the "Master Trust") pursuant to a trust agreement among the Corporation, Saturn Corporation and State Street Bank and Trust, as trustee of the funds, in order to permit the commingling of trust assets of several employee benefit plans for investment and administrative purposes. The assets of the Master Trust are held by State Street Bank and Trust.

Employee benefit plans participating in the Master Trust include the following:

o General Motors Savings - Stock Purchase Program for Salaried Employees in the United States
o General Motors Personal Savings Plan for Hourly-Rate Employees in the United States
o   Saturn Individual Savings Plan for Represented Members
o   Saturn Personal Choices Savings Plan for Non-Represented Members

The Master Trust is composed of five master trust investment options: the GM $1-2/3 Common Stock Fund, the GM Class H Common Stock Fund, the GM Class E Common Stock Fund, the Equity Index Fund, and the Balanced Fund. Each of these investment options is described in Note A. Each participating employee benefit plan has an undivided interest in the net assets and changes therein of each of the five master trust investment options.

The net investment income of each of the Master Trust investment funds is allocated by the trustee to each participating plan based on that plan's interest in each Master Trust investment fund, as compared with the total interest in each Master Trust investment fund of all the participating plans at the beginning of the month.

The Plan's share of the total Master Trust is summarized as follows as of December 31, 1995:

Value of interest in Master Trust                            $34,004,854
Percentage of total Master Trust                                   0.46%
Value of interest in the net investment income from
    Master Trust accounts                                     $7,792,890
Percentage of total Master Trust net investment gain               0.42%

                     SATURN PERSONAL CHOICES SAVINGS PLAN
                         FOR NON-REPRESENTED MEMBERS

                  NOTES TO FINANCIAL STATEMENTS - Continued

Total investments of all participating plans in the Master Trust at December 31, 1995 are summarized as follows:

                                                                 Total
                                                             Master Trust
                                                                 1995
                                                            (in thousands)
ASSETS:
    Investments, at fair value:
       Common Stock:
          General Motors $1-2/3 par value                     $4,696,965
          General Motors Class E, $0.10 par value                759,539
          General Motors Class H, $0.10 par value                261,927
          Other Corporate                                         11,666
       U.S. Government Securities                                     33
       Common/Collective Trust - State Street Bank Flagship
          S&P 500 Equity Index Fund                            1,548,966
       Registered Investment Company                              63,349
       Cash                                                      103,410
                                                               ---------

          Total investments                                    7,445,855

    Receivables:
       Receivables for investments sold                           13,152
       Accrued investment income                                   1,591
                                                               ---------

          Total receivables                                       14,743
                                                               ---------

          Total assets                                         7,460,598

LIABILITIES:
    Due to broker for securities purchased                          (186)
                                                               ---------

Net assets available for benefits                             $7,460,412
                                                               =========

The net investment income of all participating Plans in the Master Trust for the year ended December 31, 1995 is summarized as follows:

                                                            (in thousands)

Interest                                                          $9,570
Dividends                                                        125,249
Net appreciation in fair value of investments:
    Common stocks                                              1,296,102
    U.S. Government securities                                       109
    Common/collective trusts                                     405,995
    Registered investment company                                  9,301
                                                               ---------

Total net appreciation in fair value of investments            1,711,507
                                                               ---------
Total investment income                                       $1,846,326
                                                               =========

                     SATURN PERSONAL CHOICES SAVINGS PLAN
                         FOR NON-REPRESENTED MEMBERS

                  NOTES TO FINANCIAL STATEMENTS - Concluded

G.  FEDERAL INCOME TAXES

The Plan is in the process of submission to the Internal Revenue Service (the "IRS") for a determination as to its tax-qualified status in meeting the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"), and that the Trust established thereunder is exempt from United States Federal income taxes under Section 501(a) of the Code. Saturn management believes a favorable ruling will be received for this Plan.

The United States Federal income tax status of the Employee with respect to the Plan is described (1) in the "Complete Text" of the Plan, and (2) included with the confirmation letters sent to the Participant for withdrawals and distributions of assets.

H.  SUBSEQUENT EVENTS

The following modifications were made to the General Motors Savings Plans Master Trust effective January 1, 1996:

    o The Corporation announced in 1995 its intention to split-off its Electronic Data Systems ("EDS") wholly-owned subsidiary, subject to which all GM Class E Common Stock will be exchanged for EDS Common Stock. The split-off is expected to be effective in June of 1996. As a result of the split-off, the GM Class E Common Stock Fund was changed to the EDS Common Stock Fund. The EDS Common Stock will be eliminated in five years, during which time no new contributions, loan repayments or exchanges into the EDS Common Stock Fund will be permitted. Dividends, if any, paid on EDS Common Stock held by the Plan will be invested in the Income Fund investment option prior to allocation to participant accounts.






                                 * * * * * *


                          SATURN PERSONAL CHOICES SAVINGS PLAN
                              FOR NON-REPRESENTED MEMBERS

                Line 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                   DECEMBER 31, 1995
Column A    Column B          Column C                           Column D    Column E
- ---------   ----------------  -------------------------          ----------  ----------
            Identity of
            Issue, Borrower,
            Lessor, or                                                         Current
            Similar Party     Description of Investment             Cost        Value
- ---------   ----------------  -------------------------          ----------  -----------

     *     State Street Bank  Value of Interest in
           and Trust            General Motors Savings
                                Plans Master Trust              $28,397,654   $34,004,854

           State Street Bank  Fixed Income Fund                     769,022       769,022
     *     and Trust
                              Fidelity Mutual Funds:
           Fidelity             Magellan                          1,743,024     1,763,174
           Fidelity             Puritan                             523,745       547,424
           Fidelity             Contrafund                        1,270,750     1,294,796
           Fidelity             Asset Manager                       262,040       277,983
           Fidelity             Self-Directed Accounts            1,832,341     1,832,341
                                                                 ----------    ----------

                                Total Mutual Funds                5,631,900     5,715,718

                              Loan Fund 6% - 9%                   1,195,211     1,195,211

           John Hancock       June 1, 2001, 6.00%                 1,079,168     1,079,168
           John Hancock
             Mutual Life      Dec. 31, 2000, 6.00%                1,446,083     1,446,083
     *     Metropolitan Life  Dec. 31, 1999, 7.10%                3,050,842     3,050,842
           Principal Mutual   Dec. 31, 1997, 6.23%                  521,108       521,108
           Provident National Dec. 31, 1997, 7.27%                  253,113       253,113
                                                                 ----------    ----------
                              Total Guaranteed Investment
                                Contracts                         6,350,314     6,350,314
                                                                 ----------    ----------

                              Total Assets Held for Investment  $42,344,101   $48,035,119
                                                                ===========    ==========




                                       SATURN PERSONAL CHOICES SAVINGS PLAN
                                            FOR NON-REPRESENTED MEMBERS

                                   Line 27d-SCHEDULE OF REPORTABLE TRANSACTIONS
                                           YEAR ENDED DECEMBER 31, 1995
                                          SERIES REPORTABLE TRANSACTIONS
   Column A           Column B       Column C    Column D   Col E     Column F   Column G    Column H    Column I
- ---------------  -----------------  ----------  ----------  ------  ----------- ----------  ----------  ---------
                                                                      Expense                 Current
                                                                      Incurred                Value of
  Identity of                         Purchase    Selling   Lease       With     Cost of      Asset on   Net Gain
  Party/Broker      Description        Price       Price    Rental  Transaction    Asset    Trans. Date   (Loss)
- ---------------  -----------------  ----------  ----------  ------  ----------- ----------  ----------- ---------

State Street Bank  Fixed Income    $8,024,050  $        -       $-         $-   $8,024,050   $8,024,050        $-
and Trust          Fund                     -   7,260,610        -          -    7,260,610    7,260,610         -

John Hancock       GIC, June 1,     1,514,232           -        -          -    1,514,232    1,514,232         -
Mutual Life        2001,6.00%               -      75,391        -          -       75,391       75,391         -

Fidelity           Magellan         2,484,300           -        -          -    2,484,300    2,484,300         -
                                            -     758,300        -          -      741,275      758,300    17,025

Fidelity           Contrafund       1,573,170           -        -          -    1,573,170    1,573,170         -
                                            -     317,628        -          -      302,420      317,628    15,208
                                   ----------   ---------    -----      -----    ---------    ---------    ------

                                  $13,595,752  $8,411,929       $-         $-  $21,975,448  $22,007,681   $32,233
                                   ==========   =========    =====      =====   ==========   ==========    ======




                                       SATURN PERSONAL CHOICES SAVINGS PLAN
                                            FOR NON-REPRESENTED MEMBERS

                                   Line 27d-SCHEDULE OF REPORTABLE TRANSACTIONS
                                           YEAR ENDED DECEMBER 31, 1995
                                          SINGLE REPORTABLE TRANSACTIONS

   Column A           Column B       Column C    Column D   Col E     Column F   Column G    Column H    Column I
- ---------------  -----------------  ----------  ----------  ------  ----------- ----------  ----------  ---------
                                                                      Expense                 Current
                                                                      Incurred                Value of
  Identity of                         Purchase    Selling   Lease       With     Cost of      Asset on   Net Gain
  Party/Broker      Description        Price       Price    Rental  Transaction    Asset    Trans. Date   (Loss)
- ---------------  -----------------  ----------  ----------  ------  ----------- ----------  ----------- ---------


State Street Bank  Fixed Income
and Trust          Fund             $       -  $1,500,000       $-         $-  $1,500,000    $1,500,000        $-

John Hancock       GIC, June 1,
Mutual Life        2001, 6.00%      1,500,000           -        -          -   1,500,000     1,500,000         -
                                    ---------   ---------    -----      -----   ---------     ---------     -----

                                   $1,500,000  $1,500,000       $-         $-  $3,000,000    $3,000,000        $-
                                    =========   =========    =====      =====   =========     =========     =====


